FIRST CAPITAL BANCSHARES, INC.

EXHIBIT 99.1

             First Capital Bancshares Restructures Senior Management

Board of Directors Names Charles O. Rivers CEO; Board Member Rush Named Chairman
--------------------------------------------------------------------------------

BENNETTSVILLE, S.C., Aug. 11 /PRNewswire/ -- First Capital Bancshares, Inc. (OTC Bulletin Board: FCPB.OB - news) announced today that it restructured its senior management team. Charles O. ( "Charlie ") Rivers, an experienced financial services executive, has been appointed on an interim basis to serve as the President and Chief Executive Officer of First Capital Bancshares and First Capital Bank, pending final approval from the Bank's federal bank regulators. Mr. Rivers replaced J. Aubrey Crosland as President of First Capital Bancshares and First Capital Bank. Paul F. Rush, M.D., a founding board member of the company, has been appointed Chairman of the Board. Dr. Rush is a respected orthopedic surgeon serving the Laurinburg and Bennettsville communities.

"We believe these management changes will better position First Capital Bancshares to succeed in the future. Mr. Crosland helped First Capital Bancshares get off the ground from its early stages," said Dr. Rush. "His contributions are appreciated, and we wish him well in all of his future endeavors."

Charlie Rivers has over 30 years of banking and investment experience. Prior to retirement in June of this year, he served as the Augusta, Georgia market president for First Union National Bank where he was directly responsible for 14 branch offices with 210 employees and over $1.5 billion in assets. Mr. Rivers was also the President of McNair Investment Company, a diversified agro-business company, in Laurinburg, North Carolina from 1982 until 1987. "Mr. Rivers is a proven leader with extensive bank management experience and contacts in First Capital Bank's market area," continued Rush. "The Board of Directors believes that he can lead First Capital to success through our growth and development stages, and we are optimistic about our future under his management. Our commitment to providing the best possible banking and financial services to our customers remains a cornerstone of First Capital's strategy."

About First Capital Bancshares, Inc.

First Capital Bancshares, Inc. is a unitary thrift holding company for First Capital Bank, a federal savings association. First Capital Bank conducts community banking operations from its headquarters located in Bennettsville, South Carolina.